RE 9-1-02


02056926

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of September, 2002

of Chile, Bank
(Translation of Registrant's name into English)


SEC MAIL PROCESSING
RECEIVED
SEP 05 2002
WASH. D.C.
164
SECTION

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a free translation from it's original in Spanish, of a letter filed by Banco de Chile (the "Bank") with the Superintendency of Banks and Financial Institutions, dated September 4, 2002, informing of the merger of Banchile Administradora de Fondos Mutuos S.A. into Banchile Administradora de Fondos de Inversión S.A., and the corresponding amendment of the latter's bylaws.

FREE TRANSLATION

Santiago, September 4, 2002

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

According to articles 9° and 10° of the Securities Law N° 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the "Superintendency"), I inform as an essential fact that by Resolution N° 381 dated August 30, 2002 from the Superintendencia de Valores y Seguros, it was approved the merger of Banchile Administradora de Fondos Mutuos S.A. with and into Banchile Administradora de Fondos de Inversión S.A. , both of them affiliates of Banco de Chile.

Likewise, in said Resolution it was approved the conversion of Banchile Administradora de Fondos de Inversion S.A. into a General Funds Administrator, according to Title XXVII of the Securities Law N°18.045, the amendment of it's name into BANCHILE ADMINISTRADORA GENERAL DE FONDOS S.A. and the amendment of it's object, to adjust it according to article 220 of the Securities Law. Finally, it was approved the increase of it's capital from CH$598,352,907 divided into 455,276 ordinary shares without par value, to CH$2,554,614,813, divided into 11,181,138 ordinary shares without par value, by the issuance of 10,725,862 ordinary shares without par value, to be issued by the Board of the absorbing company, to be delivered to the absorbed corporation's shareholders as per the above referenced agreements.

Both corporations approved the merger, and the absorbing company approved the amendments of it's bylaws, by General Shareholders Meetings held on June 26, 2002, both reduced to public deeds on June 28, 2002 before Mr. Rene Benavente Cash, Notary Public of Santiago.

The mutual funds and the investment funds administered by the merged corporations, will be administered by Banchile Administradora General de Fondos S.A. and affiliate Corporation of Banco de Chile.

Sincerely yours,

Pablo Granifo Lavín
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2002

Banco de Chile



By: Hernan Donoso
Vice-President